UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 25, 2024

DRIL-QUIP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-13439	74-2162088
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2050 West Sam Houston Parkway S., Suite 1100 Houston, Texas	77042
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 939-7711

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value per share	DRQ	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Waiver Agreement

As previously reported, on March 18, 2024, Dril-Quip, Inc. (“Dril-Quip”) entered into an Agreement and Plan of Merger, as amended by the First Amendment to the Agreement and Plan of Merger, dated June 12, 2024 (as may be further amended from time to time, the “Merger Agreement”) by and among Dril-Quip, Innovex Downhole Solutions, Inc. (“Innovex”), Ironman Merger Sub, Inc., a wholly owned subsidiary of Dril-Quip (“Merger Sub Inc.”), and DQ Merger Sub, LLC, a wholly owned subsidiary of Dril-Quip (“Merger Sub LLC”), pursuant to which (i) Merger Sub Inc. will merge with and into Innovex, with Innovex continuing as the surviving company (the “First Merger”), and (ii) immediately following the First Merger, the surviving corporation will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a direct wholly owned subsidiary of Dril-Quip (the “Second Merger” and, together with the First Merger, the “Mergers”).

On August 6, 2024, Dril-Quip filed with the Securities and Exchange Commission (the “SEC”), and mailed to stockholders of record as of August 5, 2024, a definitive proxy statement/prospectus (the “Definitive Proxy Statement/Prospectus”) relating to Dril-Quip’s special meeting of stockholders (the “Special Meeting”) to be held on Thursday, September 5, 2024 at 9:30 a.m., Central Time, and/or any adjournment or postponement thereof. The Definitive Proxy Statement/Prospectus identified the matters to be presented at the Special Meeting, including, but not limited to, the charter amendment proposal (Proposal No. 2) and the non-binding governance proposals (Proposal Nos. 3A – F).

On August 25, 2024, Dril-Quip and Innovex executed a waiver agreement (the “Waiver Agreement”), pursuant to which the parties agreed, in order to increase the likelihood that the Mergers proceed, to (i) withdraw the submission of the charter amendment proposal (Proposal No. 2) and the related non-binding governance proposals (Proposal Nos. 3A – F) to Dril-Quip stockholders at the Special Meeting and (ii) waive the approval of the charter amendment proposal (Proposal No. 2) as a condition precedent to the completion of the Mergers. Accordingly, the stock issuance proposal (Proposal No. 1) is now the only proposal that is a condition to completion of the Mergers and the term “merger proposals” in the Definitive Proxy Statement/Prospectus has been revised to include only the stock issuance proposal (Proposal No. 1). In addition, if the stock issuance proposal (Proposal No. 1) is approved and the Mergers are completed, the changes referenced in the charter amendment proposal (Proposal No. 2) and the non-binding governance proposals (Proposal Nos. 3A – F) will not be implemented as part of the Mergers.

The withdrawal of the charter amendment proposal (Proposal No. 2) and the related non-binding governance proposals (Proposal Nos. 3A – F) has no effect on any of the other proposals or matters set forth in the Definitive Proxy Statement/Prospectus. The Special Meeting will be held on Friday, September 5, 2024 at 9:30 a.m., Central Time, with respect to the other proposals identified in the Definitive Proxy Statement/Prospectus.

The foregoing description is qualified in its entirety by reference to the full text of the Waiver Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K.

Item 7.01	Regulation FD Disclosure.

Dril-Quip provided supplemental information regarding the proposed business combination between Dril-Quip and Innovex in a press release. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The information furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, shall not otherwise be subject to the liabilities of that section and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference. The furnishing of this press release is not intended to constitute a representation that such information is required by Regulation FD or that the materials they contain include material information that is not otherwise publicly available.

Important Information for Stockholders

In connection with the proposed merger of Dril-Quip and Innovex, Dril-Quip filed with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) on May 1, 2024 that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on August 6, 2024. Dril-Quip filed the Definitive Proxy Statement/Prospectus with the SEC on August 6, 2024, and it was first mailed to Dril-Quip’s stockholders on August 6, 2024. Dril-Quip has filed other relevant documents with the SEC regarding the proposed merger. This document is not a substitute for the Proxy Statement/Prospectus or Registration Statement or any other document that Dril-Quip has filed with the SEC. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders can obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Dril-Quip, Innovex and the proposed merger through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

10.1	Waiver Agreement, dated as of August 25, 2024, by and between Dril-Quip, Inc. and Innovex Downhole Solutions, Inc.

99.1	Press Release, dated August 26, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DRIL-QUIP, INC.

By:	/s/ James C. Webster
James C. Webster
Vice President, General Counsel and Secretary

Date: August 26, 2024

Exhibit 10.1

August 25, 2024

Dril-Quip, Inc.

2050 West Sam Houston Parkway S., Suite 1100

Houston, Texas 77042

Attention: James Webster

Email: James_Webster@dril-quip.com

Innovex Downhole Solutions, Inc.

19210 Kenswick Drive

Humble, Texas 77338

Attention: Adam Anderson

Email: adam.anderson@innovex-inc.com

Attention: Kendal Reed

Email: kendal.reed@innovex-inc.com

VIA EMAIL

Re:	Waiver of Conditions Precedent

Reference is made to the Agreement and Plan of Merger, dated as of March 18, 2024, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of June 12, 2024, and as may be further amended from time to time (the “Merger Agreement”), by and among Innovex Downhole Solutions, Inc., a Delaware corporation (the “Company”), Dril-Quip, Inc., a Delaware corporation (“Parent”), Ironman Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent, and DQ Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent. Each of Parent and the Company are referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used and not defined in this Waiver (the “Waiver”) have the meanings given to such terms in the Merger Agreement.

WHEREAS, pursuant to Section 5.3(a)(iv) and Section 6.6(d) of the Merger Agreement, the Parent Board is required to include the Parent Recommendation, which includes a recommendation to Parent Stockholders to vote to approve the Parent Certificate of Incorporation Amendment, in the Proxy Statement/Prospectus;

WHEREAS, pursuant to Section 6.6(d) of the Merger Agreement, the Parent Board may not change, withhold, withdraw, qualify or modify, or publicly propose to change, withhold, withdraw, qualify or modify, in a manner adverse to Company, the Parent Recommendation, including a recommendation to Parent Stockholders to vote to approve the Parent Certificate of Incorporation Amendment, in the Proxy Statement/Prospectus;

WHEREAS, the Parent Stockholder Approval, including approval of the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on the Parent Certificate of Incorporation Amendment (the “Charter Approval”) is a condition to the Mergers; and

WHEREAS, pursuant to Section 9.11 of the Merger Agreement, any Party may waive compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of such Party in an instrument in writing signed by such Party.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree to the following:

1. The Company hereby waives any requirement under Section 5.3(a)(iv), Section 6.6(d) and any other relevant provision of the Merger Agreement that would prohibit Parent from withdrawing the proposals to approve the Parent Certificate of Incorporation Amendment and the related non-binding corporate governance matters, including the Parent Recommendation with respect to same, from the Proxy Statement/Prospectus. The Company further agrees that such withdrawal shall not constitute a Parent Change of Recommendation for any purpose under the Merger Agreement, including Article VIII thereof, and hereby waives any rights associated with such withdrawal.

2. Solely with respect to the Charter Approval, Parent and Company hereby waive the condition set forth in Section 7.1(b) of the Merger Agreement that the Parent Stockholder Approval shall have been duly obtained at or prior to and as of the Effective Time. For the avoidance of doubt, Parent and Company do not waive the condition set forth in Section 7.1(b) of the Merger Agreement with respect to the Parent Stock Issuance.

3. The Company hereby waives the condition set forth in Section 7.2(h) of the Merger Agreement that the Parent Certificate of Incorporation Amendment shall have been duly filed with the Secretary of State of the State of Delaware at or prior to and as of the Effective Time in the form attached to the Merger Agreement as Exhibit A.

4. Parent and Company hereby waive the right set forth in Section 8.1(b)(iii) of the Merger Agreement to terminate the Merger Agreement if, at the conclusion of the Parent Meeting, the Parent Stockholder Approval shall not have been obtained solely with respect to the Charter Approval. For the avoidance of doubt, Parent and Company do not waive the right to terminate set forth in Section 8.1(b)(iii) of the Merger Agreement with respect to the Parent Stock Issuance.

5. Except as expressly set forth herein, the Merger Agreement shall remain in full force and effect, and nothing contained in this Waiver shall be deemed to constitute a waiver to any actions that are not specifically permitted under this Waiver, or a modification of any other provision of the Merger Agreement or any document referred to therein.

6. The provisions of the Merger Agreement set forth in Section 9.3 (Counterparts; Effectiveness), Section 9.4 (Governing Law; Jurisdiction), Section 9.6 (Waiver of Jury Trial) and Section 9.9 (Severability) are incorporated by reference herein, mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Waiver to be duly executed and delivered as of the date first above written.

DRIL-QUIP, INC.

By:	/s/ Jeffrey J. Bird
Name:	Jeffrey J. Bird
Title:	President and Chief Executive Officer

[Signature Page to Waiver]

INNOVEX DOWNHOLE SOLUTIONS, INC.

By:	/s/ Adam Anderson
Name:	Adam Anderson
Title:	Chief Executive Officer

[Signature Page to Waiver]

Exhibit 99.1

Dril-Quip and Innovex Announce Withdrawal of Charter Amendment Proposal

Houston, TX – August 26, 2024 – Dril-Quip, Inc. (NYSE:DRQ) (“Dril-Quip”) and Innovex Downhole Solutions, Inc. (“Innovex”) today announced that the parties have agreed to waive the condition to the consummation of Dril-Quip’s proposed merger with Innovex requiring the approval of the amendment of Dril-Quip’s restated certificate of incorporation (the “charter amendment”).

In addition, Dril-Quip and Innovex have agreed to withdraw the submission of the charter amendment proposal (Proposal No. 2) and the related non-binding governance proposals (Proposal Nos. 3A – F) to Dril-Quip stockholders at the special meeting of Dril-Quip’s stockholders to be held on September 5, 2024. These actions eliminate the requirement that stockholders approve the charter amendment, which provided for certain post-closing governance related matters, as a condition to the closing of the merger.

Accordingly, Dril-Quip’s stockholders will no longer be asked to vote to approve Proposals 2 and 3, relating to the charter amendment, as set forth in Dril-Quip’s proxy statement/prospectus dated August 6, 2024 in connection with the upcoming stockholder meeting to be held on September 5, 2024.

John V. Lovoi, Dril-Quip’s Chairman of the Board, said: “We have engaged in extensive discussions with our stockholders over the past several weeks. Based on feedback from our investors, we have heard a clear recognition of the strategic rationale and anticipated benefits of our proposed merger with Innovex. However, certain of our stockholders have also expressed concerns regarding some of the governance provisions included in the charter amendment proposal. In response to this feedback, we have worked closely with Innovex and its controlling stockholder to remove these governance provisions in order to address these concerns. This decision reflects our responsiveness to shareholder input and commitment to strong corporate governance practices. We remain confident that this merger will create significant value for all stakeholders, and we look forward to continuing to work towards a successful close.”

The proposed merger remains on track, and Dril-Quip and Innovex are committed to completing the merger.

The Dril-Quip Board unanimously recommends that Dril-Quip stockholders vote “FOR” each of the remaining proposals to be considered at the special meeting, which will be held on Thursday, September 5, 2024, at 9:30 a.m. Central Time. Dril-Quip stockholders who have any questions concerning the merger or the proxy statement/prospectus or would like additional copies or need help voting their shares of Dril-Quip common stock, please contact Dril-Quip’s proxy solicitor:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, Connecticut 06902

Stockholders may call toll-free: (800) 662-5200

Banks and brokers may call collect: (203) 658-9400

About Dril-Quip

Dril-Quip is a leading developer, manufacturer and provider of highly engineered equipment and services for the global offshore and onshore oil and gas industry.

About Innovex Downhole Solutions, Inc.

Innovex designs, manufactures, and installs mission-critical drilling & deployment, well construction, completion, production, and fishing & intervention solutions to support upstream onshore and offshore activities worldwide.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained herein relating to future operations and financial results or that are otherwise not limited to historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, including, but not limited to, those related to projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Dril-Quip’s and Innovex’s businesses and future financial and operating results are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Dril-Quip’s and Innovex’s control. These factors and risks include, but are not limited to: the impact of actions taken by the Organization of Petroleum Exporting Countries (OPEC) and non-OPEC nations to adjust their production levels, risks related to the proposed transaction, including, the prompt and effective integration of Dril-Quip’s and Innovex’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Dril-Quip’s ability to obtain the approval of the proposed transaction by its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction related issues, the impact of general economic conditions, including inflation, on economic activity and on Dril-Quip’s and Innovex’s operations, the general volatility of oil and natural gas prices and cyclicality of the oil and gas industry, declines in investor and lender sentiment with respect to, and new capital investments in, the oil and gas industry, project terminations, suspensions or scope adjustments to contracts, uncertainties regarding the effects of new governmental regulations, Dril-Quip’s and Innovex’s international operations, operating risks, the impact of our customers and the global energy sector shifting some of their asset allocation from fossil fuel production to renewable energy resources, and other factors detailed in Dril-Quip’s public filings with the Securities and Exchange Commission (the “SEC”). Investors are cautioned that any such statements are not guarantees of future performance and actual outcomes may vary materially from those indicated.

Important Information for Stockholders

In connection with the proposed merger of Dril-Quip and Innovex, Dril-Quip filed with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) on May 1, 2024 that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on August 6, 2024. Dril-Quip filed the definitive proxy statement/prospectus with the SEC on August 6, 2024, and it was first mailed to Dril-Quip’s stockholders on August 6, 2024. Dril-Quip has filed other relevant documents with the SEC regarding the proposed merger. This document is not a substitute for the Proxy Statement/Prospectus or Registration Statement or any other document that Dril-Quip has filed with the SEC. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED BY DRIL-QUIP WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Such stockholders can obtain free copies of the Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Dril-Quip, Innovex and the proposed merger through the website maintained by the SEC at http://www.sec.gov. Additional information is available on Dril-Quip’s website, www.dril-quip.com.

Contacts

Investor Relations:

Erin Fazio, Director of Corporate Finance

erin_fazio@dril-quip.com

Dril-Quip

Media Relations:

Sydney Isaacs / Chuck Dohrenwend

Sydney.Isaacs@h-advisors.global / Chuck.Dohrenwend@h-advisors.global

H/Advisors Abernathy